Filed pursuant to Rule 424(b)(3)

File No. 333-239925

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

SUPPLEMENT TO THE PROSPECTUS

AND STATEMENT OF ADDITIONAL INFORMATION

APRIL 2022

Class A Units

Class I Units

The information set forth below supplements and supersedes any contrary information contained in the Prospectus and Statement of Additional Information ("SAI"), each dated January 28, 2022, of CPG Cooper Square International Equity, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time. The Prospectus and SAI, and supplements thereto, are published on the Fund's website (http://www.coopersquarefund.com). The SAI also is available upon request and without charge by writing the Fund at its principal office, or by calling (collect) (212) 317-9200.

Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus. If the prospective Investor wishes to invest in the Fund, the Investor must complete, execute and return the Fund's Investor Certificate.

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The following supersedes any contrary information contained in Prospectus and SAI:

On March 24, 2022, the Board appointed Delaware Distributors, L.P. ("DDLP") as the distributor of the Fund, effective April 1, 2022. References to the Distributor in the Memorandum refer to DDLP.

The following replaces the section of the Memorandum entitled "Plan of Distribution–General":

Delaware Distributors, L.P. (the "Distributor"), located at 100 Independence, 610 Market Street, Philadelphia, Pennsylvania, 19106, serves as the distributor of the Fund's units. The Distributor is an affiliate of the Adviser and is an indirect subsidiary of Macquarie. The Distributor has agreed to use its best efforts to sell shares of the Funds.

Other than Macquarie Bank Limited ABN 46 008 583 542 ("Macquarie Bank"), any Macquarie Group entity noted in this document is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia).  The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank.  Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities.  In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.